NxStage Medical, Inc.
Conflict Minerals Report
Reporting Year: 2014

This report has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (Rule 13p-1), for the reporting period from January 1, 2014 to December 31, 2014, and is available at the Investor Relations section of our website, www.nxstage.com.

Company Overview

NxStage Medical, Inc. (NxStage or we) is a medical device company that develops, manufactures and markets innovative products for the treatment of kidney failure, fluid overload and related blood treatments and procedures. Our primary product, the System One, was designed to satisfy an unmet clinical need for a system that can deliver the therapeutic flexibility and clinical benefits associated with traditional dialysis machines in a smaller, portable, easy-to-use form that can be used by healthcare professionals and trained lay users alike in a variety of settings, including patient homes, as well as more traditional care settings such as hospitals and dialysis clinics. Measuring a little over a foot tall, the System One is the smallest and only portable commercially available hemodialysis system. It consists of a compact, portable and easy-to-use cycler, disposable drop-in cartridge and high purity premixed fluid. We also sell needles and blood tubing sets primarily to dialysis centers for the treatment of end-stage renal disease, and we operate a small number of NxStage Kidney Care dialysis centers focused on supporting home therapy and providing flexible in-center options with NxStage technology as part of our market development activities to increase home therapy access.

Certain of our products, including the System One, are assembled using parts containing tantalum, tin, tungsten or gold (3TG). NxStage is not a vertically integrated manufacturer and instead we make our products using components that are obtained from either contract manufacturers or original equipment manufacturers. Furthermore, our supply chain is both global and complex, and there are multiple tiers of suppliers between NxStage and the original sources of minerals used in our products. NxStage does not make purchases of raw ore or unrefined 3TG and makes no purchases in the Democratic Republic of the Congo or an adjoining country (collectively, DRC). Accordingly, we rely on our direct suppliers to provide information on the origin of the 3TG contained in the parts supplied to us.

NxStage is committed to sourcing components and materials from companies that share our values regarding respect for human rights, integrity and environmental responsibility. These principles for the responsible sourcing of raw materials and components are set forth in our Conflict Minerals Policy Statement, which is available at the Investor Relations section of our website, www.nxstage.com.

Due Diligence Process

NxStage conducted a due diligence process to identify which of our products contained 3TG (3TG product) as well as a reasonable country of origin inquiry to determine whether such 3TG products contained 3TG that originated in the DRC or came from recycled or scrap sources. We designed our due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework. As part of our process, we contacted each supplier of components and materials potentially containing 3TG (described on Exhibit A to this report) and asked them to complete the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (EICC-GeSI) Conflict Minerals Reporting Template. This template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the supplier and its suppliers use. The template also contains questions about the origin of 3TG included in their products, as well as supplier due diligence.

Each supplier’s response was evaluated and, where possible, validated to determine sufficiency, accuracy or completeness of its response. For each supplier’s response, we subsequently assessed whether the 3TG identified, or 3TG that may not have been identified, was consistent with the nature and characteristics of the supplied part. For each response that was insufficient, potentially inaccurate or incomplete, we contacted that supplier to gain additional information and to receive revised responses as necessary.

Due Diligence Results

As of June 1, 2015, we have received responses from approximately 95% of the suppliers surveyed. Of the responding suppliers, one has indicated that the 3TG in its components may have originated within the DRC (without indicating the specific country of origin) but it is unable at present to ensure that such 3TG originated from conflict-free mines or smelters, and 19 have indicated that they are unable at present to determine whether the 3TG in their components originate from the DRC.

We are unable at present, based on the responses received from our suppliers, to determine the facilities used to process the 3TG used in our products or the country of origin, mine or location of origin of 3TG.

Based on the results of our due diligence efforts and reasonable country of origin inquiry, we have determined in good faith that certain of our products are “DRC conflict undeterminable,” as defined in Rule 13p-1.

Risk Mitigation

We expect to take the following steps, among others, to continue our due diligence measures and to mitigate the risk that any 3TG contained in our products benefit or finance armed groups in the DRC:

•	We will continue to work with suppliers who provided incomplete or insufficient information in an effort to obtain complete and accurate information in 2015.

•	We will again follow our due diligence process to review and validate supplier responses that are obtained in support of our 2015 conflict minerals reporting.

•	We will help our suppliers to understand the due diligence steps they can take to investigate the source of any 3TG in the products they supply us.

•	We will provide our Conflict Minerals Policy Statement to our suppliers and require their commitment to sourcing 3TG only from conflict-free smelters.

Exhibit A

Product Components and Materials Potentially Containing 3TG

Sheet Metal and Electro-mechanical Assemblies
Electro-mechanical Motors
Electro-mechanical Pumps
Electronic Power Supplies
Electronic Parts and Assemblies
Fasteners and Labels
Cables and Harnesses
Power Supplies
Computer/Server Products
Network Switches
Printed Circuit Boards (laminates)
Printed Circuit Assemblies
Displays/Monitors
Keyboards
Memory Modules/Security Devices
Molded Plastic Parts
Sheet Metal Parts and Assemblies
Computer Cabinets and Accessories
Power Strips
Thermal Transfer Products
Flex Circuits
Solder